December 5, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (412) 454-2477

Stephen A. Van Oss
Senior Vice President, and Chief Financial and Administrative Officer
Wesco International, Inc.
225 West Station Square Drive, Suite 700
Pittsburgh, Pennsylvania 15219

> **Re:** **Wesco International, Inc.**
> **Definitive 14A**
> **Filed April 18, 2007**
> **File No. 001-14989**

Dear Mr. Van Oss:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3444.

Sincerely,

Perry J. Hindin
Special Counsel